Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

These Amended and Restated of Articles of Incorporation shall supersede and replace the heretofore existing Articles of Incorporation, including amendments thereto, of Duluth Holdings Inc., a Wisconsin corporation organized under Chapter 180 of the Wisconsin Statutes (the “Wisconsin Business Corporation Law”), and any successor provisions thereto.

ARTICLE I

The name of the corporation is Duluth Holdings Inc. (the “Corporation”).

ARTICLE II

The period of existence of the Corporation shall be perpetual.

ARTICLE III

The purposes for which the Corporation is formed are to engage in any lawful activity within the purposes of which corporations may be organized under the Wisconsin Business Corporation Law and any successor provisions thereto.

ARTICLE IV

The aggregate number of shares which the Corporation shall have the authority to issue is 220,000,000, which shall be divided into classes. The designation of each class of shares, the par value thereof per share and the authorized number of shares of each class shall be as follows:

Designation of Class	Par Value Per Share	Authorized Number of Shares
Class A Common Stock	None	10,000,000
Class B Common Stock	None	200,000,000
Preferred Stock	None	10,000,000

The Class A Common Stock and the Class B Common Stock are hereinafter sometimes referred to collectively as the “Common Stock.” Any and all such shares of Common Stock and Preferred Stock may be issued for such consideration, not less than the par value thereof, as shall be fixed from time to time by the board of directors. Any and all such shares so issued, the full consideration for which has been paid, shall be deemed fully paid stock and shall not be liable for any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments except as otherwise provided by applicable law of the State of Wisconsin. These Amended and Restated Articles of Incorporation may be amended to increase the aggregate number of authorized shares of a class of Common Stock or a class of Preferred Stock without the approval of such class as a separate voting group. The preferences, limitations and relative rights of each class shall be as follows:

A. Common Stock

Except as otherwise provided in these Amended and Restated Articles of Incorporation or required by applicable law, the preferences, limitations and relative rights of Class A Common Stock and Class B Common Stock shall be identical.

(1)	Definitions. As used in this Article IV, the following terms shall have the following meanings:

(a)	“Change in Control Transaction” means the occurrence of any of the following events: (i) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the Corporation of all or substantially all of the Corporation’s assets; or (ii) the merger or consolidation of the Corporation with or into any other entity, other than a merger or consolidation that would result in the Class A Common Stock of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

(b)	“Effective Time” shall mean the date and time at which these Amended and Restated Articles first become effective under the Wisconsin Business Corporation Law.

(c)	“Family Member” shall mean with respect to any natural person who is a Qualified Class A Shareholder, the spouse, parents, grandparents, lineal descendents, siblings and lineal descendants of siblings of such Qualified Class A Shareholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.

(d)	“Parent” of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

(e)	“Permitted Entity” shall mean with respect to a Qualified Class A Shareholder (i) a Permitted Trust solely for the benefit of (A) such Qualified Class A Shareholder, (B) one or more Family Members of such Qualified Class A Shareholder, (C) any other Permitted Entity of such Qualified Class A Shareholder and/or (D) any entity that is described in Sections 501(c)(3), 170(b)(1)(A), 170(c), 2055(a) or 2522(a) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto), (ii) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (A) such Qualified Class A Shareholder, (B) one or more Family Members of such Qualified Class A Shareholder and/or (C) any other Permitted Entity of such Qualified Class A Shareholder, (iii) the personal representative of the estate of a Qualified Class A Shareholder upon the death of such Qualified Class A Shareholder solely to the extent the executor is acting in the capacity as personal representative of such estate, (iv) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Class A Shareholder, during the lifetime of the natural person grantor of such trust, or (v) a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Class A Shareholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust. Except as explicitly provided for herein, a Permitted Entity of a Qualified Class A Shareholder shall not cease to be a Permitted Entity of that Qualified Class A Shareholder solely by reason of the death of that Qualified Class A Shareholder.

(f)	“Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class A Common Stock:

(i)	by a Qualified Class A Shareholder (or the estate of a deceased Qualified Class A Shareholder) to (A) one or more Family Members of such Qualified Class A Shareholder, (B) any Permitted Entity of such Qualified Class A Shareholder, or (C) to such Qualified Class A Shareholder’s revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Class A Shareholder;

(ii)	by a Permitted Entity of a Qualified Class A Shareholder to (A) such Qualified Class A Shareholder or one or more Family Members of such Qualified Class A Shareholder, or (B) any other Permitted Entity of such Qualified Class A Shareholder; or

(iii)	by a Qualified Class A Shareholder that is a natural person or revocable living trust to an entity that is exempt from taxation under Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a “501(c)(3) Organization”) or an entity that is exempt from taxation under Section 501(c)(3) and described in Section 509(a)(3) of United States Internal Revenue Code of 1986, as amended (or any successor provision thereto) (a “Supporting Organization”), as well as any Transfer by a 501(c)(3) Organization to a Supporting Organization of which such 501(c)(3) Organization (A) is a supported organization (within the meaning of Section 509(f)(3) of the United States Internal Revenue Code of 1986, as amended (or any successor provision thereto)), and (B) has the power to appoint a majority of the board of directors, provided that such 501(c)(3) Organization or such Supporting Organization irrevocably elects, no later than the time such share of Class A Common Stock is Transferred to it, that such share of Class A Common Stock shall automatically be converted into Class B Common Stock upon the death of such Qualified Class A Shareholder or the natural person grantor of such Qualified Class A Shareholder.

(g)	“Permitted Transferee” shall mean a transferee of shares of Class A Common Stock received in a Transfer that constitutes a Permitted Transfer.

(h)	“Permitted Trust” shall mean a bona fide trust where each trustee is (i) a Qualified Class A Shareholder, (ii) a Family Member of a Qualified Class A Shareholder, (iii) a professional in the business of providing trustee services, including private professional fiduciaries (including but not limited to attorneys), trust companies and bank trust departments, or (iv) solely in the case of any such trust established by a natural person grantor prior to the Effective Time, any other bona fide trustee.

(i)	“Qualified Class A Shareholder” means (i) the registered holder of a share of Class A Common Stock at the Effective Time; (ii) the initial registered holder of any shares of Class A Common Stock that are originally issued by the Corporation at the Effective Time; and (iii) a Permitted Transferee.

(j)

“Transfer” of a share of Class A Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation: (i) a transfer of a share of Class A Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), (ii) the transfer of, or entering into a binding agreement, with respect to, Voting Control (as defined below) over a share of Class A Common Stock by proxy or otherwise, or (iii) the occurrence or any act or circumstance that causes an entity to no longer be a Permitted Entity; provided, however, that the following shall not be considered a “Transfer:” (x) the grant of a proxy to officers or directors of the Corporation at the request of the board of directors in connection with actions taken at annual or special meetings of shareholders, and (y) pledges of shares of Class A Common Stock by a Class A Shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Class A Shareholders continues to exercise Voting Control over the pledged shares; provided, however, that a foreclosure on such shares of Class A Common Stock or other similar action by the pledge shall constitute a “Transfer”; or (z) any change in the trustees or the person(s) and/or entity(ies) having or exercising Voting Control over shares of Class A Common Stock of a Permitted Entity provided that following such change such Permitted Entity continues to be a Permitted Entity pursuant to Article IV, Section A(1)(f) above.

(k)	“Voting Control” with respect to a share of Class A Common Stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such shares of Class A Common Stock by proxy, voting agreement or otherwise.

(2)	Voting. Voting power shall be divided between the Class A Common Stock and Class B Common Stock as follows:

(a)	Except as provided in these Amended and Restated Articles of Incorporation or as required by applicable law, the holders of Class A Common Stock and holders of Class B Common Stock shall in all matters submitted to a vote or for the consent of shareholders of the Corporation vote together as a single voting group (including the election of directors) subject to any voting rights that may be granted to holders of Preferred Stock, provided that each holder of Class A Common Stock shall have the right to ten (10) votes per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to one (1) vote per share of Class B Common Stock held of record by such holder.

(b)	Notwithstanding anything in Article IV, Section A(2) to the contrary but subject to voting rights that may be granted to holders of Preferred Stock, the holders of any class of Common Stock shall have exclusive voting powers on all matters submitted to a vote or for the consent of shareholders of the Corporation at any time when no other classes of Common Stock are issued and outstanding.

(3)	Conversion

(a)

Voluntary Conversion. Each one share of Class A Common Stock shall be convertible into one fully paid and nonassessable share of Class B Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class A Common Stock shall be entitled to voluntarily convert any shares of such Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class A Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class B Common Stock into which the shares of Class A Common Stock are so converted are to be issued if such shares are certificated or (ii) in which such shares are to be registered in book entry if such shares are uncertificated. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class A Common Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class B Common Stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class A Common Stock to be converted following or contemporaneously with the written notice of such holder’s election to convert required by this Article IV, Section A(3)(a), and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. Each share of Class A Common Stock that is converted pursuant to this Article IV, Section A(3)(a) shall be retired by the Corporation and shall not be available for reissuance.

(b)	Automatic Conversion. Each one share of Class A Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class B Common Stock:

(i)	at such date and time, or upon the occurrence of an event, specified by affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Class A Common Stock, voting as a single voting group;

(ii)	upon the occurrence of a Transfer, other than a Permitted Transfer (the occurrence of an event described in clause (i) or (ii) of this Article IV, Section A(3)(b), a “Conversion Event”).

Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class A Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class B Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class A Common Stock have been converted into shares of Class B Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class A Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class B Common Stock into which such holder’s shares of Class A Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class A Common Stock that is converted pursuant to this Article IV, Section A(3)(b) of shall thereupon be retired by the Corporation and shall not be available for reissuance.

(c)	Conversion Procedures. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of these Amended and Restated Articles of Incorporation, relating to the conversion of the Class A Common Stock into Class B Common Stock, as it may deem necessary or advisable in connection therewith. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class A Common Stock into Class B Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as the Corporation deems necessary to determine whether a conversion of shares of Class A Common Stock to Class B Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class A Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class B Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of shareholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the shareholders entitled to vote in person or by proxy at any meeting of shareholders or in connection with any such written consent and the class or classes or series of shares held by each such shareholder and the number of shares of each class or classes or series held by such shareholder.

(d)	Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Class A Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class A Common Stock into shares of Class B Common Stock.

(4)	Distributions. Subject to the right of the holders of any series of Preferred Stock and to any other provisions of these Amended and Restated Articles of Incorporation, the holders of Common Stock shall be entitled to receive such distributions as may be authorized from time to time by the board of directors, in its discretion, out of any funds of the Corporation at the time legally available for making distributions on Common Stock. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any such distributions.

(5)	Liquidation. To the fullest extent permitted by law, in the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of Preferred Stock, all assets and funds of the Corporation that remain legally available for distribution to shareholders by reason of their ownership of stock of the Corporation shall be distributed ratably among the holders of Common Stock. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any such distributions. Notwithstanding the foregoing, a disparate or different distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such distribution payable per share, the form in which such distribution is payable, the timing of the payment, or otherwise) may be made if such disparate or different distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate voting group.

(6)	Subdivision or Combination. Shares of Class A Common Stock or Class B Common Stock may not be subdivided or combined unless the shares of the other class are concurrently therewith proportionately subdivided or combined in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision or combination; provided, however, that shares of one such class may be subdivided or combined in a different or disproportionate manner if such subdivision or combination is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate voting group.

(7)	Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on shareholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (a) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class A Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class B Common Stock, or (b) such merger, consolidation or other transaction is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate voting group.

(8)	Change in Control Class A Vote. Until the first date on which the outstanding shares of Class A Common Stock represent less than thirty five percent (35%) of the total voting power of the then outstanding shares of the Corporation then entitled to vote generally in the election of directors, the Corporation shall not consummate a Change in Control Transaction without first obtaining the affirmative vote of the holders of a majority of the then outstanding shares of Class A Common Stock, voting as a separate voting group, in addition to any other vote required by applicable law, these Amended and Restated Articles of Incorporation or the Amended and Restated Bylaws.

B. Preferred Stock

In accordance with the provisions of the Wisconsin Business Corporation Law, the board of directors may determine the preferences, limitations and relative rights of (1) any Preferred Stock before the issuance of any shares of Preferred Stock, and (2) one or more series of Preferred Stock, and designate the number of shares within that series, before the issuance of any shares of that series.

C. Amendment of Article IV

The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote of the holders of a majority of the then outstanding shares of Class A Common Stock, voting as a separate voting group, in addition to any other vote required by applicable law, these Amended and Restated Articles of Incorporation or the Amended and Restated Bylaws.

ARTICLE V

The number of directors constituting the board of directors shall be fixed in accordance with the Bylaws.

ARTICLE VI

The Corporation elects not to be subject to Sections 180.1130 to 180.1134 of the Wisconsin Business Corporation Law. Further, Section 180.1150 shall not apply to the shares of Common Stock held by Qualified Class A Shareholders. The voting requirements of Sections 180.1003(3), 180.1103(3), 180.1202(3), 180.1402(3) and 180.1404(2) shall govern the shareholder vote required on a proposal concerning a subject covered by such sections.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by the Wisconsin Business Corporation Law, the board of directors is expressly authorized to adopt, amend or repeal the Corporation’s Amended and Restated Bylaws by the affirmative vote of directors constituting not less than a majority of the entire board of directors then in office. Any amendment, adoption or repeal of the bylaws of the Corporation by the shareholders of the Corporation shall require the affirmative vote of the holders of shares of stock representing at least fifty percent (50%) of the total combined voting power of all classes of then outstanding stock of the Corporation, voting together as a single voting group.

ARTICLE VIII

In addition to any vote of the holders of any class or series of the capital stock of this Corporation required by applicable law or these Amended and Restated Articles of Incorporation, the provisions of these Amended and Restated Articles of Incorporation shall not be modified, revised, altered or amended, repealed or rescinded in whole or in part, without the affirmative vote of the holders of at least fifty percent (50%) of the total voting power of all classes of then outstanding capital stock, voting together as a single voting group.

ARTICLE IX

No holder of any stock of the Corporation shall have any pre-emptive or subscription rights nor be entitled, as of right, to purchase or subscribe for any part of the unissued stock of the Corporation or of any additional stock issued by reason of any increase of authorized capital stock of the Corporation or other securities whether or not convertible into stock of the Corporation.

ARTICLE X

The registered office of the Corporation is located at 170 Countryside Drive, P.O. Box 409, Belleville, Wisconsin 53508.

These Amended and Restated Articles of Incorporation shall become effective at 8:00 a.m. on October 20, 2015.

The name of the Corporation’s registered agent at the address in Article X is Robert C. Malkovich, Jr.

DULUTH HOLDINGS INC.

/s/ Stephanie L. Pugliese
Stephanie L. Pugliese
President and Chief Executive Officer

Drafted by:

Dennis F. Connolly

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202